UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dynamic Leisure Corporation
(Name of Issuer)
COMMON STOCK, 0.01 par value per share
(Title of Class of Securities)
26788Q105
(CUSIP Number)

Mr. Dan Brandano

c/o Dynamic Leisure Corporation

5680 A West Cypress Street

Tampa, FL 33607

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 13, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.		Page 2 of 8
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Daniel Brandano
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
833,333
	8	SHARED VOTING POWER
1,844,444 (1)
	9	SOLE DISPOSITIVE POWER
833,333
	10	SHARED DISPOSITIVE POWER
1,844,444 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,677,777
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2% (2)
14		TYPE OF REPORTING PERSON
CO

(1)

Include (a) 1,066,666 shares of Common Stock held by Street Venture Partners LLC, which is jointly owned by Daniel Brandano and his spouse, Joan Brandano (b) 388,889 shares issuable upon exercise of the convertible feature of a note held by Street Venture Partners, LLC and (c) 388,889 shares issuable upon exercise of currently exercisable warrants held by Street Venture Partners, LLC.

(2)	Based on 12,481,195 shares of Common Stock outstanding as of December 7, 2006.

SCHEDULE 13D

CUSIP No.		Page 3 of 8
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Joan Brandano
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A
	8	SHARED VOTING POWER
1,844,444 (1)
	9	SOLE DISPOSITIVE POWER
N/A
	10	SHARED DISPOSITIVE POWER
1,844,444 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,844,444 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.78% (2)
14		TYPE OF REPORTING PERSON
CO

(1)

Include (a) 1,066,666 shares of Common Stock held by Street Venture Partners LLC, which is jointly owned by Daniel Brandano and his spouse, Joan Brandano (b) 388,889 shares issuable upon exercise of the convertible feature of a note held by Street Venture Partners, LLC and (c) 388,889 shares issuable upon exercise of currently exercisable warrants held by Street Venture Partners, LLC.

(2)	Based on 12,481,195 shares of Common Stock outstanding as of December 7, 2006.

SCHEDULE 13D

CUSIP No.		Page 4 of 8
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Street Venture Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A
	8	SHARED VOTING POWER
1,844,444 (1)
	9	SOLE DISPOSITIVE POWER
N/A
	10	SHARED DISPOSITIVE POWER
1,844,444 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,844,444 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.78% (2)
14		TYPE OF REPORTING PERSON
OO

(1)

Include (a) 1,066,666 shares of Common Stock held by Street Venture Partners LLC, which is jointly owned by Daniel Brandano and his spouse, Joan Brandano (b) 388,889 shares issuable upon exercise of the convertible feature of a note held by Street Venture Partners, LLC and (c) 388,889 shares issuable upon exercise of currently exercisable warrants held by Street Venture Partners, LLC.

(2)	Based on 12,481,195 shares of Common Stock outstanding as of December 7, 2006.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is ordinary common stock, par value 0.01 per share (the “Shares”), of Dynamic Leisure Corporation, a Minnesota corporation (the “Issuer”). This statement on Schedule 13D is being filed by and on behalf of each of the Reporting Persons (as defined below).

The principal executive office of the Issuer is located at 5680 A West Cypress Street, Tampa, FL 33607

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of Daniel Brandano (“Mr. Brandano”), Joan Brandano (“Mrs. Brandano”) and Street Venture Partners LLC (“Street Venture”), an entity owned 50% by each of Mr. and Mrs. Brandano. The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) Reporting Persons’ principal office is located at 336 4th Avenue North, Tierra Verde, Florida 33715-1727

(c) Mr. Brandano is the Director, President and Chief Executive Officer of the Issuer. Street Venture is a Limited Liability Company incorporated in Nevada owned 50% by each of Mr. Brandano and Mrs. Brandano. Mr. and Mrs. Brandano are the managing members of Street Venture and in that capacity are authorized to vote and dispose of the shares of common stock of Street Venture.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) During the past five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. and Mrs. Brandano are each citizens of the United States. Street Venture Partners LLC is organized under the laws of state of Nevada.

Item 3.	Source and Amount of Funds or Other Consideration

On January 13, 2006, the Issuer, formerly known as DynEco Corporation, entered into a Stock Exchange Agreement with the former shareholders of Dynamic Leisure Group, Inc. (“DLG”) pursuant to which the Issuer acquired all of the outstanding capital stock of DLG and DLG became a wholly-owned subsidiary of the Company (the “Stock Exchange” or “Reverse Merger”). Upon the closing of the Stock Exchange (“Closing”), the former shareholders of DLG became the holders of approximately 83% of the outstanding shares of the Issuer.

Immediately upon Closing, the Issuer completed a corporate name change to “Dynamic Leisure Corporation” The Reporting Persons were former shareholders of DLG and pursuant to the terms of the Reverse Merger, the Issuer issued an aggregate of 2,677,777 shares of Common Stock to the Reporting Persons.

The foregoing summary of the Reverse Merger is qualified in its entirety by reference to the copy of the Stock Purchase Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on January 23, 2006, and incorporated herein in its entirety by reference.

On January 3, 2006, DLG issued a Convertible Promissory Note to Street Venture in the amount of $350,000. The Note bears interest at the rate of ten percent (10%) per annum and is due and payable on January 3, 2007. The Note is convertible into 388,889 shares of DLG’s common stock at the rate of $0.90 per share. In connection with this transaction, DLG issued Street Venture a warrant to purchase additional 388,889 shares of DLG’s common stock at the exercise price $0.90 per share.

Item 4.	Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Persons in connection with the Reverse Merger as well as the issuance of a Convertible Promissory Note. See Item 3 of this Schedule, which is hereby incorporated by reference.

Prior to the Reverse Merger, Mr. Brandano was the Chairman, President and Chief Executive Officer of DLG. Upon the completion of Reverse Merger, Mr. Brandano became the Chairman, President and Chief Executive Officer of the Issuer. Street Venture Partners LLC is owned 50% by each of Mr. and Mrs. Brandano.

The Reporting Persons reserve the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Based upon 12,481,195 shares of Common Stock outstanding as of December 7, 2006, Mr. Brandano beneficially owns 2,677,777 shares of DLG’s common stock, representing 20.2% of the outstanding common stock, of which:

(1) 833,333 shares are beneficially owned directly by Mr. Brandano of which Mr. Brandano has the sole power to dispose and power to vote; and

(2) 1,844,444 shares held by Street Venture, an entity owned 50% by each of Mr. and Mrs. Brandano (over which shares Mr. and Mrs. Brandano share voting and dispositive power).

(c) Except as described herein, reporting persons have not acquired or disposed of, any shares of the Company’s common stock during the past 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement attached hereto as Exhibit A.

2. Stock Purchase Agreement dated January 13, 2006 by and among the Issuer (f/k/a DynEco Corporation), certain stockholders of the Issuer, Street Venture Partners, LLC and Dynamic Leisure Group Inc. (“DLG”) (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on January 23, 2006).

3. Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the SEC on February 23, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2007

/s/ Daniel Brandano

Daniel Brandano

/s/ Joan Brandano

Joan Brandano

Street Venture Partners LLC

/s/ Daniel Brandano

By: Daniel Brandano

Title: Managing Director

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Dynamic Leisure Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: January 5, 2007

/s/ Daniel Brandano

Daniel Brandano

/s/ Joan Brandano

Joan Brandano

Street Venture Partners LLC

/s/ Daniel Brandano

By: Daniel Brandano

Title: Managing Director